UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 6, 2016

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom accepts Mikhail Slobodin’s resignation

Amsterdam (5 September 2016) – VimpelCom Ltd. (NASDAQ: VIP) today announces that it has accepted the resignation of Mikhail Slobodin, Chief Executive Officer (CEO) of VimpelCom Russia (Beeline), with immediate effect, following today’s news regarding Mikhail Slobodin and his prior employer, T Plus.

Kjell Johnsen, Head of Major Markets, will lead VimpelCom’s business in Russia with immediate effect. Kjell has extensive experience in the country and will continue to drive the company’s transformation forward. Kjell Johnsen joined VimpelCom to lead VimpelCom’s Major Markets in August 2016 and has international expertise in senior roles across a variety of industries, with responsibility for markets such as Russia, Scandinavia, and Central and Eastern Europe.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit blog.vimpelcom.com or visit our website www.vimpelcom.com.

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com

Investor Relations

VimpelCom Ltd.

Remco Vergeer

Tel: +31 20 79 77 200 (Amsterdam)

ir@vimpelcom.com